P.E. 1/1/02



02012630

1-14684

Securities and Exchange Commission
Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

Shaw Communications Inc
(Translation of Registrant's name into English)

Suite 900, 630 - 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F________ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHAW COMMUNICATIONS INC.

By: R.D. Rogers

R.D. Rogers
Senior V.P., Chief Financial Officer

Date: January 25, 2002



SHAREHOLDERS REPORT
FIRST QUARTER ENDING NOVEMBER 30, 2001

NEWS RELEASE
January 24, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a "Caution Concerning Forward-Looking Statements" section which should be read in conjunction with this report.

The following should also be read in conjunction with the Management's Discussion and Analysis included in the Company's August 31, 2001 Annual Report and Financial Statements and the Notes thereto.

CONSOLIDATED RESULTS OF OPERATIONS
FIRST QUARTER ENDING NOVEMBER 30, 2001

	Three months ended November 30,	
	2001	**2000**
($000's except per share amounts)		
Operations:		
Total revenue	448,713	345,642
Operating income before amortization	136,108	94,984
Cash flow from operations	63,285	51,327
Reported net loss	(52,370)	(33,059)
Per share data:		
Cash flow per share*	$0.22	$0.20
Loss per share – basic and diluted*	($0.28)	($0.21)
Weighted average participating shares outstanding during period (000's)	231,781	205,637

* After deducting entitlements on the equity instruments, net of income taxes, amounting to $12,410 or $0.05 per share [2000 - $9,370 or $0.05 per share].

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview of Consolidated Results

Shaw started the year with better than expected customer growth in its key areas of high-speed Internet, basic cable and the deployment of digital services. The growth in satellite subscribers, which is sold mainly at retail outlets versus direct selling of Shaw's other services, started slowly in part because of the events of September 11, 2001. Satellite sales and momentum improved in the months of November and December producing sales more in line with management expectations. The customer growth in these key areas is impressive considering the challenges Shaw faced in successfully converting its Internet customer base from the Excite@Home email service to Shaw's email and core Internet services.

SUMMARY CUSTOMER GROWTH

	Nov. 30, 2001	August 31, 2001	Growth	% Increase
Basic Cable	2,154,219	2,135,125	19,094	0.9
High-Speed Internet	676,866	596,045	80,821	13.6
DTH	674,129	628,806	45,323	7.2
Digital Terminals	444,046	362,916	81,130	22.4

The customer gains, combined with the inclusion of revenue from systems acquired on the takeover of Moffat Communications less the loss of revenue on the sale of Access, generated revenue growth of 30% over the same quarter last year. Operating income before amortization surpassed revenue growth with an increase of 43%. Cash flow from operations increased by 23% over the same quarter last year primarily due to the increase in operating income before amortization more than offsetting the increase in interest expense. Overall, the reported net loss for the quarter was $52 million, or $19 million more than the reported net loss of $33 million for the same period last year. The increase in the loss is primarily due to increased interest charges of $24 million from increased debt as a result of the Moffat and Rogers acquisitions plus increased capital expenditures over the past few years.

Shaw anticipates significant improvements in operating income before amortization in future quarters, particularly from Internet, with the elimination of the Excite@Home fee of approximately $7.50 per subscriber per month. Although Shaw has and will continue to incur expenses to replace the Excite@Home service, the net savings are expected to be approximately $5 per subscriber per month. These savings will be partially realized in the second quarter and fully realized beginning with the third quarter results. Based on the foregoing savings, continued customer growth, cable price increases implemented January 1, 2002 and other related synergies and operating results, Shaw is tracking to achieve its fiscal year end target of $610 million of cable and Internet operating income before amortization.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The target for satellite subscribers as at August 31, 2002 has been revised to 805,000. As a result of the revised target and initiatives in the areas of cost reductions, price increases and new packaging of services, the net effect is to change the guidance for DTH operating income before amortization from $5 million to a loss of $5 million for the fiscal year. The revenue and operating income before amortization guidelines for satellite services is unchanged for the fiscal year at $105 million and $40 million respectively.

This quarter, Shaw adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to Goodwill and Other Intangible Assets. Under the new standard, goodwill and identifiable intangibles with indefinite useful lives are no longer amortized but are subject to an annual review for impairment. Shaw evaluated its intangible assets acquired on prior purchase business combinations to ensure the allocation of amounts to broadcast licenses, having indefinite lives, and to goodwill was appropriate under the new recommendations. This quarter, Shaw tested the amounts allocated to broadcast licenses and to goodwill for impairment and concluded that no provisions for impairment were required. Accordingly, no amortization has been recorded this quarter on these intangibles. If this change were applied to the prior year's results, the net loss for the November 2000 quarter would have been $23 million.

Cable Television

FINANCIAL HIGHLIGHTS

	Three months ended November 30,		
	2001	2000	Change %
($000's Cdn except ARPU)			
Revenue	243,434	200,696	21.3
Operating income before amortization	112,285	94,327	19.0
Operating margin	46.1%	47.0%	(0.9)
Capital expenditures	85,307	72,592	
DCT subsidies	30,006	3,343	
Free cash flow[1]	(3,028)	18,392	
ARPU[2]	$39.74	$37.41	

1. Free cash flow is operating income before amortization less capital expenditures and DCT subsidies.
2. ARPU is the average monthly revenue per unit before discounts.

Cable revenue increased 21% over the same quarter last year and primarily reflects the net effect of the Moffat acquisition less the sale of Access. The exceptional success of our growth in digital subscribers created a temporary negative impact on operating income before amortization as customers who upgraded to the digital service received one free month of service. Operating income before amortization should improve in future months as the higher digital penetration generates incremental revenue streams through additional service offerings such as pay-per-view

MANAGEMENT'S DISCUSSION AND ANALYSIS

and the new digital channels. ARPU increased by $2.33 due to increased digital penetration, bundling of product offerings and monthly rate increases implemented in January 2001 on basic ($0.08 in most systems) and Tier I ($0.75). ARPU and operating income before amortization will increase for the balance of this fiscal year, as effective January 1, 2002, Shaw raised its monthly rate on the Total Entertainment package and Tiered services by $1.00 and $0.75 respectively.

Capital expenditures increased by $13 million over the same period last year as a result of upgrades to the acquired Moffat systems and increased expenditures to support the new digital channels introduced this quarter. DCT subsidies increased by $27 million over the same quarter last year due to the extraordinarily high deployment of 81,000 DCTs this quarter versus 17,000 the same quarter last year.

SUBSCRIBER STATISTICS

	November 30, 2001	August 31, 2001	Growth	Change %
Basic service:				
Actual	2,154,219	2,135,125	19,094	0.9
Penetration as % of homes passed	71.0%	71.1%		
Full cable service:				
Tier I	1,765,285	1,737,653	27,632	1.6
Penetration as % of basic	81.9%	81.4%		
Tier II	1,655,845	1,624,823	31,022	1.9
Penetration as % of basic	76.9%	76.1%		
Tier III	1,390,107	1,356,251	33,856	2.5
Penetration as % of basic	64.5%	63.5%		
Digital terminals	444,046	362,916	81,130	22.4
Pay TV subscribers	393,980	339,940	54,040	15.9

Shaw delivered on its promise to re-focus on its basic subscriber growth with an increase of 19,000 basic subscribers or 0.9% for the quarter compared to 0.5% for the same period last year. With this strong start, Shaw is on target to meet its goal of obtaining 1% organic basic subscriber growth for the year. Digital terminal deployment increased by 81,000 or 22% due to the tremendous success of the sales promotion of Shaw's Total Entertainment Package ("TEP"). Shaw's strategy of focusing on digital deployment to leverage Shaw's revenue streams paid significant dividends with the addition of 54,000 Pay TV subscribers and growth in all three Tiers this quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Shaw High-Speed Internet

CUSTOMER STATISTICS

	November 30, 2001	August 31, 2001	Growth	%
Two-way homes passed	2,836,030	2,528,414	307,616	12.2
Connected and scheduled installations	676,866	596,045	80,821	13.6
Penetration of homes launched	23.9%	23.6%		

FINANCIAL HIGHLIGHTS

	Three months ended November 30,		
	2001	2000	Change %
($000s Cdn except for ARPU)			
Total revenue	69,943	34,104	105.1
Operating income before amortization	23,090	11,453	101.6
Operating margin	33.0%	33.6%	(0.6)
Capital expenditures	85,833	17,939	
Free cash flow[1]	(62,743)	(6,486)	
ARPU[2]	$42.10	$42.45	

1. Free cash flow is operating income before amortization less capital expenditures.
2. ARPU is the average monthly revenue per unit before discounts.

As a result of customers almost doubling over last year, revenue and operating income before amortization doubled over the same period last year. The operating margin of 33.0% for the quarter dipped slightly from 34.1% reported in the August 2001 quarter due to increased costs associated with new marketing campaigns and the cost of converting customers to Shaw's network. As a result of the earlier than expected transition of Shaw's customers to Shaw's data center, Shaw will no longer incur the $7.50 per subscriber per month fee previously paid to the At Home Corporation. Although Shaw will incur additional expense to replace the Excite@Home email service, the net savings are expected to be in the $5 per month per subscriber range. These savings will be partially realized in the second quarter and fully realized beginning with the third quarter.

Shaw posted its second highest quarter growth in Internet customers with the addition of 81,000 customers. This is a significant accomplishment considering that during this period, Shaw successfully transitioned over 500,000 customers from the Excite@Home email to Shaw's more reliable email service. The growth is attributable to Shaw's marketing campaigns, the expansion of its two-way network into communities eagerly awaiting a high-speed Internet service and the quality and value of the service to the customer. The gain of 20,000 Shaw High-speed Internet customers in December plus the first quarter results, places Shaw well on target to meet its goal of Internet subscriber growth of 250,000 for the fiscal year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Capital expenditures increased significantly due to increased purchases of cable modems and related equipment to accommodate the growth in the customer base and to replenish a depleted inventory in order to maintain high-levels of customer service. In addition, approximately $9 million has been expended this quarter on the building of a second data center which will provide redundancy and capacity for anticipated future growth. Shaw still anticipates that its capital expenditures will be $225 million for the year given its growth target of 250,000 customers.

DTH (Star Choice)

FINANCIAL HIGHLIGHTS

	Three months ended November 30,		
	2001	**2000**	**Change %**
($000s, Cdn except ARPU)			
Total revenue	104,449	81,006	28.9
Operating loss before amortization	(10,110)	(21,317)	52.6
Operating margin	(9.7%)	(26.3%)	16.6
Capital expenditures	16,550	-	
DTH subsidies	24,108	31,137	
Free cash flow[1]	(50,768)	(52,454)	
ARPU[2]	$46.56	$44.28	

1. Free cash flow is operating income before amortization less capital expenditures and DTH subsidies.
2. ARPU is the average monthly revenue per unit before discounts.

Customer Statistics

	November 30, 2001	**August 31, 2001**	**Growth**	**%**
Star Choice customers	674,129	628,806	45,323	7.2

Star Choice gained 45,000 subscribers during the quarter, which is less than our expectations announced at the beginning of the year. This is one area that we believe has been negatively impacted by the events of September 11, 2001. Star Choice's satellite offering is sold essentially through retail, whereas Shaw's cable and Internet services are sold primarily through its direct sales force. It is interesting to note that the new direct sales force for satellite is exceeding expectations but at this time it is a small portion of the total sales effort. The Christmas season and Star Choice's continued focus on its direct sales produced better results in December with the net addition of 25,000 subscribers, a 14% improvement over last year's December sales. As a result of the foregoing, the target for satellite subscribers as at August 31, 2002 has been revised to 805,000. Due to the revised target of subscribers and initiatives in the areas of cost reductions, price increases and new packaging of services, the net effect is to change the guidance for DTH operating income before amortizaton from $5 million to a loss of $5 million for the fiscal year.

Star Choice experienced higher than usual churn in September and October due to the Quebec re-point project and the price increases announced in September. As a result, annualized churn for the quarter was 10.8%. Based on the lower churn rates achieved subsequent to October, Star Choice believes it will be within its target churn rate of 9% for the year.

ARPU grew to $46.56 for the quarter from $45.26 last quarter and from $44.28 one year ago, due to the September 1, 2001 increase in monthly rates on the Platinum, Gold and Silver packages by $2 and the Bronze package by $1. Based on Star Choice's continued focus on high-end package penetration, expanded services, improved pay-per-view buy rates and the increased sales momentum in November and December, Star Choice anticipates that ARPU will reach its target of $48 by year end. The cost of acquisition per subscriber was $761 for the quarter compared to $645 for the same period last year. The increase is primarily associated with the recent increase in the number of subscribers purchasing second receivers at a subsidized cost. To compensate for this increased cost, Star Choice reduced the programming credit by $50. As a result of this trend, Star Choice has revised its target cost of acquisition to $750 for the year and anticipates that it will reach breakeven on a post subscriber acquisition cost basis by the first quarter of fiscal 2003.

Revenue increased 29% and the operating loss decreased 53% over the same quarter last year due to the growth in subscribers and increased ARPU. As expected, capital expenditures increased $16 million due to Star Choice retaining ownership of satellite dishes on new installations and due to the introduction of the Leasing Plan offer. DTH subsidies decreased due to lower activations in the current quarter versus the same period last year. This positive variance has been offset by the increase in the number of subscribers purchasing second and third receivers.

Satellite Services

FINANCIAL HIGHLIGHTS

	Three months ended November 30,		
	2001	**2000**	**Change %**
($000's Cdn)			
Revenue (third party)	27,240	27,999	(2.7)
Operating income before amortization	11,791	11,438	3.1
Operating margin	43.3%	40.9%	2.4
Capital expenditures	2,666	20,672	
Free cash flow[1]	9,125	(9,234)	

1. Free cash flow is operating income before amortization less capital expenditures.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Satellite Services revenue, which includes the Broadcast, Truck Tracking and Business Television divisions, decreased by 3%. Operating income before amortization improved by 3% over the same quarter last year reflecting further rationalization of costs. As a result, Satellite Services is on track to achieve its year end target of revenue of approximately $105 million and operating income before amortization of $40 million. Capital expenditures decreased in the quarter over the same period last year due to last year's expenditures on Anik F1 and deposits on Anik F2 transponders.

Telecommunications (Big Pipe)

FINANCIAL HIGHLIGHTS

	Three months ended November 30,		
	2001	**2000**	**Change %**
($000's Cdn)			
Revenue (third party)	3,647	1,837	98.5
Operating loss before amortization	(948)	(917)	3.4
Operating margin	(26.0%)	(49.9%)	23.9
Capital expenditures	13,541	7,597	
Free cash flow[1]	(14,489)	(8,514)	

1. Free cash flow is operating income before amortization less capital expenditures.

Big Pipe almost doubled its external revenue over the same quarter last year. The operating loss before amortization remained relatively unchanged as Big Pipe ramped up its sales and administrative staff to facilitate the growth of this start-up business. Big Pipe had 57 customers at the end of November 2001, for a gain of 16 external customers this quarter and added 6 customers in December. Capital expenditures of $13.5 million include payments to 360networks as it completed delivery of portions of its fiber network.

Shaw Ventures

In November 2001, Shaw monetized 5,326,827 of its Terayon shares through the issuance of equity linked debentures for net proceeds of $91 million. The balance of the shares of 673,173 were sold for net proceeds of $8 million. Shaw's investment portfolio as at November 30, 2001 includes:

Investment [1]	Unrestricted shares	Restricted shares and warrants	Total	[2] Market value ($000s)
GT Group Telecom	32,246,217		32,246,217	62,880
Liberty Digital	1,372,000		1,372,000	6,970
Canadian Hydro [3]	2,450,000	6,196,580	8,646,580	11,904
Other publicly traded companies				25,118
Other non-public companies, at net book value				34,168
				141,040

(1) The above table excludes shares pledged as collateral on equity instruments.
(2) Unless otherwise noted, the market value is based on closing prices as of November 30, 2001.
(3) The market value shown is net of the warrant exercise price. On December 31, 2001, an additional 631,580 common shares of Canadian Hydro were acquired on the exercise of previously acquired warrants.

OTHER INCOME ITEMS:

Fixed Charges

	Three months ended November 30,			
	2001	2000	Increase (decrease)	%
($000s, Cdn)				
Amortization -				
Property, plant and equipment	91,837	55,576	36,261	65.2
Deferred charges	43,099	22,687	20,412	90.0
Intangibles	-	15,412	(15,412)	(100.0)
Total amortization	134,936	93,675	41,261	44.0
Amortization of deferred IRU revenue	(3,863)	(1,392)	2,471	177.5
Interest	63,340	38,897	24,443	62.8

Amortization on property, plant and equipment increased by $36 million due to the Moffat acquisition effective March 1, 2001, the incremental effect of the Rogers exchange effective November 1, 2000 and the high level of cable and Internet capital expenditures over the past few years. Amortization of deferred changes increased $20 million primarily due to increased amortization of equipment subsidies. As a result of adopting the new accounting policy for goodwill and intangibles as described above, Shaw recorded no amortization on its intangibles this quarter.

The increase in IRU amortization is primarily due to the assumption of the IRU on the Moffat acquisition.

Interest increased by $24 million over the same quarter last year due to increased borrowing required to finance the Moffat acquisition, the Rogers cable system exchange and capital expenditures.

Investment activity gains and losses

	Three months ended November 30,		
	2001	2000	Increase (decrease) in income
($millions Cdn)			
Gain on sale of investments	2,576	270	2,306
Dilution gain (loss) on issuance of stock by investees	(571)	4,554	(5,125)

The gain on sale this quarter of $2.6 million relates to the sale of approximately 673,000 Terayon shares. The dilution gains and losses arise due to issuances of equity by GT Group Telecom Inc. ("GT") subsequent to Shaw's investment, which reduced Shaw's ownership in that company to approximately 23.2% at November 30, 2001 from 23.3% at August 31, 2001.

Equity loss on investees

	Three months ended November 30,		
	2001	2000	Decrease in income
($thousands Cdn)			
Total	(14,849)	(11,837)	(3,012)

The equity loss on investees is primarily due to the equity losses of GT. In September 2001, GT's results met their revised guidance and the company announced the successful re-negotiation of debt covenants with its banks and vendors.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL POSITION

Overview

Total assets at November 30, 2001 were $8.8 billion compared to $8.8 billion at August 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition continues to be a significant strength for Shaw. In December 2001, Shaw issued U.S. $300 million of 7.20% senior unsecured notes. The net proceeds from the offering were used to repay existing bank debt and for general corporate purposes. The notes were issued under Shaw's previously filed shelf registration statement for up to C$800 million of debt and equity securities. During the first quarter, the sales of CKY and WTN closed and the Company received net proceeds of $89.5 million.

Shaw has a debt to cash-flow ratio of 4.5 to 1 at November 30, 2001 (excluding Cancom and Big Pipe as their debt is non-recourse to Shaw). With existing and anticipated strong growth in cash flow from operations, access to approximately $1.2 billion of available credit facilities and the ability to access capital markets quickly, Shaw is in an excellent position to finance its growth and improve its debt to cash flow ratios.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words "anticipate", "believe", "expect", "plan", intend", "target", "guideline", "goal", and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw's business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw's industries in both Canada and the United States; Shaw's status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

CONSOLIDATED BALANCE SHEETS

[thousands of Canadian dollars]	November 30, 2001	August 31, 2001
	(Unaudited)	*(Audited)*
ASSETS		
Current		
Accounts receivable	**183,176**	182,612
Income taxes recoverable	**3,279**	6,267
Inventories	**105,241**	95,375
Prepaids and other	**37,525**	24,669
Assets held for sale (net of deposits received)	**-**	89,500
	329,221	398,423
Investments at equity	**312,556**	331,235
Investments at cost and other assets	**223,455**	219,472
Property, plant and equipment	**2,655,936**	2,522,923
Deferred charges	**304,227**	277,780
Intangibles *(note 1)* -		
Broadcast licenses	**4,839,142**	5,038,123
Goodwill	**145,865**	-
	8,810,402	8,787,956
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**50,460**	1,789
Accounts payable and accrued liabilities	**474,242**	573,561
Unearned revenue	**71,663**	65,593
	596,365	640,943
Long-term debt	**3,146,138**	3,010,348
Deferred credits	**633,500**	643,825
Future income taxes	**1,110,687**	1,196,933
	5,486,690	5,492,049
Shareholders' equity		
Share capital *(note 4)*	**3,273,574**	3,182,746
Retained earnings	**47,050**	111,830
Cumulative translation adjustment	**3,088**	1,331
	3,323,712	3,295,907
	8,810,402	8,787,956

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three months ended November 30,	
[thousands of Canadian dollars except per share amounts]	**2001**	2000
	(Unaudited)	
Revenue *(note 2)*	**448,713**	345,642
Operating, general and administrative expenses	**312,605**	250,658
Operating income before amortization *(note 2)*	**136,108**	94,984
Amortization of deferred charges, intangibles and property, plant and equipment *(note 1)*	**(134,936)**	(93,675)
Amortization of deferred IRU revenue	**3,863**	1,392
Operating income	**5,035**	2,701
Interest	**(63,340)**	(38,897)
	(58,305)	(36,196)
Gain on sale of investments	**2,576**	270
Dilution gain (loss) on issuance of stock by investee	**(571)**	4,554
Debt restructuring costs	**-**	(8,590)
Other revenue	**3,171**	493
Loss before income taxes	**(53,129)**	(39,469)
Income tax recovery	**(15,608)**	(16,610)
Loss before the following	**(37,521)**	(22,859)
Equity loss on investees *(note 5)*	**(14,849)**	(11,837)
Non-controlling interest	**-**	1,637
Reported net loss	**(52,370)**	(33,059)
Retained earnings, beginning of period, as previously reported	**111,830**	254,440
Adjustment for change in accounting for income taxes	**-**	55,810
Retained earnings, beginning of period, restated	**111,830**	310,250
Dividends – equity instruments (net of income taxes)	**(12,410)**	(9,370)
Retained earnings, end of period	**47,050**	267,821
Reported net loss	**(52,370)**	(33,059)
Add back: Broadcast license and goodwill amortization net of taxes *(note 1)*	**-**	10,211
Adjusted net loss	**(52,370)**	(22,848)
Loss per share *(note 6)*		
Reported net loss	**($0.28)**	($0.21)
Add back: Broadcast license and goodwill amortization net of taxes	**-**	($0.05)
Adjusted net loss per share	**($0.28)**	($0.16)
[thousands of shares]		
Weighted average participating shares outstanding during period	**231,781**	205,637
Participating shares outstanding, end of period	**231,790**	205,644

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

[thousands of Canadian dollars except per share amounts]	Three months ended November 30, 2001	2000
	(Unaudited)	
OPERATING ACTIVITIES *(note 7)*		
Cash flow from operations	**63,285**	51,327
Net change in non-cash working capital balances related to operations	**(104,531)**	(25,721)
	(41,246)	25,606
INVESTING ACTIVITIES		
Additions to property, plant and equipment	**(232,110)**	(155,334)
Cable systems acquisitions *(note 3)*	**(2,623)**	(34,877)
Proceeds on sale of investments and other assets	**9,475**	1,151
Acquisition of investments	**(10,847)**	(52,385)
Proceeds received on assets held for sale	**89,500**	-
Additions to equipment subsidies	**(54,114)**	(34,480)
Additions to deferred charges	**(1,335)**	(5,496)
	(202,054)	(281,421)
FINANCING ACTIVITIES		
Increase (decrease) in bank indebtedness	**48,671**	(1,149)
Debt restructuring costs	**-**	(8,590)
Increase in long-term debt	**280,000**	510,000
Long-term debt repayments	**(163,400)**	(422,990)
Issue of equity instruments, net of after-tax expenses	**90,561**	190,220
Issue of Class B shares	**269**	201
Dividends and entitlement payments on equity instruments, net of current taxes	**(12,759)**	(11,951)
	243,342	255,741
Effect of currency translation on cash balances and cash flows	**(42)**	74
Increase in cash	**-**	-
Cash, beginning of the period	**-**	-
Cash, end of the period	**-**	-
Cash flow from operations per share *(note 6)*	**$0.22**	$0.20

Cash includes cash and term deposits

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
(unaudited)

November 30, 2001
[tabular amounts in thousands of Canadian dollars]

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the "Company"). The notes presented in these interim financial statements include only significant events and transactions occurring since the Company's last year and are not fully inclusive of all matters normally disclosed in the Company's annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended August 31, 2001.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements except as noted in the following change.

Change in accounting for Business Combinations and Goodwill and Other Intangible Assets

In July 2001, new accounting standards were adopted in Canada and the U.S. with respect to Business Combinations and Goodwill and Other Intangible Assets. The new accounting standards are substantially the same in both countries. Under the Business Combinations standard, the purchase method of accounting is to be used for all acquisitions subsequent to June 30, 2001. Adoption of this standard had no impact on the consolidated financial statements.

Under the Goodwill and Other Intangible Assets standard adopted, on a prospective basis, effective September 1, 2001, goodwill and intangible assets with an indefinite useful life are no longer amortized but are subject to an annual review for impairment.

Shaw has evaluated its existing intangible assets acquired in prior purchase business combinations and allocated the amounts to broadcast licenses, which represent identified intangible assets with indefinite useful lives, and to goodwill in those cases where specific intangible assets cannot be identified. During the first quarter of the current fiscal year, Shaw tested the amounts allocated to broadcast licenses and goodwill for impairment and concluded that no provisions for impairment were required.

This change in accounting has resulted in a reduction in amortization expense of $20.5 million for the quarter ended November 30, 2001.

2. BUSINESS SEGMENT INFORMATION

The Company provides cable television services; high-speed Internet access; DTH (Star Choice) satellite services; satellite distribution services and internet infrastructure services (Big Pipe). All of these operating segments are located in Canada except for two small cable television systems located in the United States. Information on operations by segment is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
(unaudited)

November 30, 2001
[tabular amounts in thousands of Canadian dollars]

Operating revenue and income (loss) before amortization

	Three months ended November 30,	
	2001	2000
	$	$
Revenue		
Cable television	**243,434**	200,696
Internet	**69,943**	34,104
DTH	**104,449**	81,006
Satellite services	**30,946**	31,500
Telecommunications	**13,761**	6,265
	462,533	353,571
Inter segment – satellite services	**(3,706)**	(3,501)
Inter segment – telecommunications	**(10,114)**	(4,428)
	448,713	345,642
Operating income (loss) before amortization[1]		
Cable television	**112,285**	94,327
Internet	**23,090**	11,453
DTH	**(10,110)**	(21,317)
Satellite services	**11,791**	11,438
Telecommunications	**(948)**	(917)
	136,108	94,984

1. Operating income (loss) before amortization is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur debt. Operating income (loss) before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
(unaudited)

November 30, 2001
[tabular amounts in thousands of Canadian dollars]

Capital expenditures

November 30, 2001

	Cable TV $	Internet $	DTH $	Satellite $	Telecom-munications $	Total $
Capital expenditures by segment – accrual basis	85,307	85,833	16,550	2,666	13,541	203,897
Corporate expenditures						10,322
Working capital change						17,891
Capital expenditures cash flow						232,110

November 30, 2000

	$	$	$	$	$	$
Capital expenditures by segment – accrual basis	72,592	17,939	-	20,672	7,597	118,800
Corporate expenditures						1,281
Working capital change						35,253
Capital expenditures cash flow						155,334

Assets

November 30, 2001

	Cable TV $	Internet $	DTH $	Satellite $	Telecom-munications $	Total $
Segment assets	5,681,361	515,711	1,294,568	364,195	204,869	8,060,704
Corporate assets						749,698
Total assets						8,810,402

August 31, 2001

	Cable TV $	Internet $	DTH $	Satellite $	Telecom-munications $	Total $
Segment assets	5,614,229	454,011	1,467,821	238,809	190,631	7,965,501
Corporate assets						822,455
Total assets						8,787,956

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
(unaudited)

November 30, 2001
[tabular amounts in thousands of Canadian dollars]

3. BUSINESS ACQUISITIONS

	Three months ended November 30, 2001		
	Cash	Accounts payable	Total purchase price
	$	$	$
(i) Cable systems in Canada	2,441	96	2,537
(ii) Cable systems in U.S.	182	1,201	1,383
	2,623	1,297	3,920

A summary of net assets acquired on cable system acquisitions, accounted for as purchases, is as follows:

	$
Identifiable net assets acquired at assigned values	
Property, plant and equipment	567
Broadcast licenses	4,200
	4,767
Working capital deficiency	23
Future income taxes	824
	847
Purchase price	3,920

(i) Effective September 30, 2001 the Company purchased a small cable television system serving approximately 1,300 subscribers in the interior of British Columbia.

(ii) The Company purchased 330 subscribers in Florida and is committed to purchase a further 3,000 subscribers for U.S. $7 million by May 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

(unaudited)

November 30, 2001
[tabular amounts in thousands of Canadian dollars]

4. SHARE CAPITAL

Issued and outstanding

Number of Shares			November 30, 2001	August 31, 2001
November 30, 2001	August 31, 2001		$	$
11,402,172	11,403,972	Class A Shares	2,499	2,499
220,387,913	220,368,357	Class B Shares	2,106,836	2,106,569
231,790,085	231,772,329		2,109,335	2,109,068
		EQUITY INSTRUMENTS		
		COPrS		
5,700,000	5,700,000	8.45% Series A U.S. $142.5 million due Sept. 30, 2046	192,871	192,871
100,000	100,000	8.54% Series B due Sept. 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series U.S. $172.5 million due Sept. 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series due Sept. 28, 2049	147,202	147,202
			691,065	691,065
		SHELS		
137,693	137,693	Series I - U.S. $137.7 million	199,342	199,342
39,053	39,053	Series II - U.S. $39.1 million	56,345	56,345
33,923	33,923	Series III - U.S. $33.9 million	50,342	50,342
28,853	28,853	Series IV - U.S. $28.9 million	42,726	42,726
57,583	-	Series V - U.S $57.6 million	90,561	-
			439,316	348,755
		Zero Coupon Loan - U.S. $22.8 million	33,858	33,858
			3,273,574	3,182,746

The Series V SHELS were issued November 29, 2001 and are due November 29, 2026. The general terms and respective priorities of the SHELS V are detailed in note 9 to the 2001 annual audited financial statements of the Company, except that the SHELS V are collateralized by 5,326,827 shares of Terayon Communication Systems, Inc. at a conversion rate per U.S. $1,000 of 92.5069 and incremental interest rate of 2%. Any time after May 29, 2003 the Company may redeem the SHELS V without payment of an interest premium under the same conditions outlined in note 9 to the 2001 annual audited financial statements of the Company.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Shares with terms not to exceed 10 years from the date of grant. Twenty five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than their fair market value. The maximum number of Class B Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
(unaudited)

November 30, 2001
[tabular amounts in thousands of Canadian dollars]

The changes in options in the three months ended November 30, 2001 and year ended August 31, 2001 are as follows:

	November 30, 2001		August 31, 2001	
	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $
Outstanding at beginning of period	7,640,500	32.57	5,450,000	32.49
Granted	829,250	32.63	3,510,000	32.73
Exercised	(4,250)	32.62	(16,000)	32.62
Forfeited	(291,750)	32.67	(1,303,500)	32.66
Outstanding at end of period	8,173,750	32.57	7,640,500	32.57

The following table summarizes information about the options outstanding at November 30, 2001:

Range of Prices	Number outstanding at November 30, 2001	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at November 30, 2001	Weighted average exercise price
$29.70 - $34.08	8,173,750	8.9	$32.57	1,360,250	$32.50

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of one of the Company's Class B shares in lieu of one Cancom share which would be received upon the exercise of a Cancom option under the Cancom option plan.

At November 30, 2001 there were 165,080 Cancom options outstanding with exercise prices between $6.13 and $23.25 and a weighted average price of $10.31. The weighted average remaining contractual life of the Cancom options is 4.7 years. At November 30, 2001, 57,244 Cancom options were exercisable into 51,520 Class B shares of the Company at a weighted average price of $12.16 per Class B share.

Warrants

Prior to the Company's acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a distributor and dealer warrant plan to grant Cancom warrants to acquire Cancom shares at a price of $22.50 per Cancom common share. The Company provided for this obligation (using $25 per equivalent Shaw common share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw shares at that time. Accordingly, the issue of the warrants under the plans had no impact on the earnings of the Company.

A total of 985,637 warrants have been granted and vest evenly over a four year period. At November 30, 2001, 58,164 warrants had vested.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

(unaudited)

November 30, 2001
[tabular amounts in thousands of Canadian dollars]

5. EQUITY LOSS

The Company records its equity in GT Group Telecom Inc. ("GT') based on GT's published calendar reports. The Company's equity in the losses of GT for the three months ended September 30, 2001 was $14,849 (three months ended September 30, 2000 - $11,699). Pursuant to the adoption of the change in accounting policy described in Note 1, the equity losses for the three months ended November 2001 do not include amortization of goodwill that arose on the purchase of the Company's interest in GT. The equity losses recorded by the Company for the three months ended November 30, 2000 include amortization of goodwill of $1.9 million.

6. LOSS AND CASH FLOW PER SHARE

Loss per share calculations are based on reported and adjusted net loss amounts after deducting entitlements on the equity instruments, net of income taxes, to $12,410 (2000 - $9,370) as the numerator in the calculation and the weighted average number of Class A Shares and Class B Shares outstanding during the quarter (2001 – 231,781; 2000 – 205,637) as the denominator. Cash flow calculations per share are based on the same weighted average number of shares.

The exercise of options granted under the Company's stock option plan are not dilutive.

7. STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Statements of Cash Flows are as follows:

(i) Cash flow from operations

	Three months ended November 30,	
	2001	*2000*
	$	$
Reported net loss	**(52,370)**	(33,059)
Non-cash items:		
Amortization	**134,936**	93,675
Amortization of deferred IRU revenue	**(3,863)**	(1,392)
Future income taxes	**(26,803)**	(19,995)
Gain on sale of investments	**(2,576)**	(270)
Loss (gain) on issuance of stock by equity investee	**571**	(4,554)
Equity loss on investees	**14,849**	11,837
Non-controlling interest	**-**	(1,637)
Other	**(1,459)**	(1,868)
Debt restructuring costs	**-**	8,590
Cash flow from operations	63,285	51,327

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

(unaudited)

November 30, 2001
[tabular amounts in thousands of Canadian dollars]

(ii) Changes in non-cash working capital balances related to operations include the following:

	Three months ended November 30,	
	2001	2000
	$	$
Accounts receivable	**(550)**	(45,732)
Inventories	**(18,008)**	(17,948)
Prepaids and other	**(12,779)**	(4,575)
Accounts payable and accrued liabilities	**(82,300)**	52,844
Income taxes recoverable	**3,075**	(10,447)
Unearned revenue	**6,031**	137
	(104,531)	(25,721)

(iii) Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended November 30,	
	2001	2000
	$	$
Interest	80,422	52,930
Income taxes	(505)	1,558

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

(unaudited)

November 30, 2001
[tabular amounts in thousands of Canadian dollars]

8. UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

	Three months ended November 30, 2001 $	2000 $
Reported net loss using Canadian GAAP	**(52,370)**	(33,059)
Add (deduct) adjustments for:		
Amortization of intangible assets (1) (5) (6)	-	(9,775)
Deferred charges (2)	**(14,813)**	(17,258)
Foreign exchange losses (3)	**(26,119)**	(16,774)
Equity in loss of investees (4)	**2,224**	(1,991)
Entitlement payments on equity instruments (8)	**(20,684)**	(17,599)
Debt restructuring costs (9)	-	8,590
Income tax effect of adjustments	**18,214**	17,591
Net loss using U.S. GAAP before extraordinary item	**(93,548)**	(70,275)
Extraordinary item		
Debt restructuring costs, net of tax (9)	-	(5,498)
Net loss using U.S. GAAP	**(93,548)**	(75,773)
Unrealized gains on available-for-sale securities, net of tax (7)		
Unrealized holding gains (losses) arising during the year	**48,049**	(121,303)
Less: reclassification adjustments for losses (gains) included in net income	**1,183**	-
	49,232	(121,303)
Cumulative effect of accounting change (10)	-	(27,376)
Adjustment to fair value of derivatives (10)	**14,469**	16,681
	63,701	(131,998)
Comprehensive income (loss) using U.S. GAAP	**(29,847)**	(207,771)
Income (loss) per share using U.S. GAAP before extraordinary item	**(0.40)**	(0.34)
Net income (loss) per share using U.S. GAAP	**(0.40)**	(0.37)
Comprehensive income (loss) per share using U.S. GAAP	**(0.13)**	(1.01)

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

(unaudited)

November 30, 2001
[tabular amounts in thousands of Canadian dollars]

Balance sheet items using U.S. GAAP

	November 30, 2001		August 31, 2001	
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Investments and other assets (7)	**536,011**	**971,407**	550,707	899,730
Deferred charges (2) (3)	**304,227**	**65,883**	277,780	67,470
Broadcast licenses (1) (5) (6)	**4,839,142**	**4,813,908**	5,038,123	5,012,889
Deferred credits (3)	**633,500**	**629,871**	643,825	635,246
Future income taxes	**1,110,687**	**1,115,367**	1,196,933	1,195,867
Long-term debt (8)	**3,146,138**	**4,394,773**	3,010,348	4,155,713
Shareholders' equity	**3,323,712**	**2,245,844**	3,295,907	2,273,666

The cumulative effect of these adjustments on consolidated shareholders' equity is as follows:

	November 30, 2001 $	August 31, 2001 $
Shareholders' equity using Canadian GAAP	**3,323,712**	3,295,907
Amortization of intangible assets (1)	**(123,542)**	(123,542)
Deferred charges (2)	**(65,768)**	(55,546)
Foreign exchange gains (losses) (3)	**(53,581)**	(39,294)
Equity in loss of investees (4)	**(43,047)**	(44,791)
Gain on sale of subsidiary (5)	**13,822**	13,822
Gain on sale of cable television systems (6)	**47,501**	47,501
Unrealized gains on investments (7)	**312,220**	258,726
Equity instruments (8)	**(1,219,292)**	(1,118,467)
Fair value of derivatives (10)	**53,819**	39,350
Shareholders' equity using U.S. GAAP	**2,245,844**	2,273,666

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1) Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for U.S. GAAP purposes, instead of an increasing charge method.

(2) U.S. GAAP requires all costs associated with launch and start-up activities and equipment subsidiaries to be expensed as incurred instead of being deferred and amortized.

(3) U.S. GAAP requires exchange gains (losses) on translation of long-term debt to be included in income or expense when incurred instead of being deferred and amortized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
(unaudited)

November 30, 2001
[tabular amounts in thousands of Canadian dollars]

(4) Equity in loss of investees have been adjusted to reflect U.S. GAAP.

(5) Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under U.S. GAAP.

(6) Gain on an exchange of cable systems was required to be recorded under U.S. GAAP but may not be recorded under Canadian GAAP.

(7) U.S. GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(8) U.S. GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.

(9) Under U.S. GAAP debt restructuring costs are considered an extraordinary item instead of an operating expense as required by Canadian GAAP.

(10) Under U.S. GAAP, subsequent to August 31, 2000 all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income. Under Canadian GAAP, derivatives are not recognized in the balance sheet.

9. SUBSEQUENT EVENTS

In December 2001, the Company issued U.S. $300 million 7.2% Senior Notes due in 2011. The Company has entered into cross-currency interest rate agreements to fix the liability for interest and principal payments on the Senior Notes. This agreement has resulted in an effective interest rate of 7.61% on the Canadian $ equivalent of the U.S. debt. The exchange rate applicable to the principal portion of the debt has been fixed at $1.5895 Canadian.